UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

JMG Exploration, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

46621A109

(CUSIP Number)

Randall M. Gates

28128 Pacific Coast Highway, Suite 221

Malibu, Ca 90265

(310) 457-9862

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 46621A109
1.	Names of Reporting Persons. Fred P. Heller, Trustee Heller 2002 Trust
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,069,358 (a)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,069,358 (a)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,069,358 (a)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 22.11% based upon total number of shares reported to be outstanding and 414,920 exercisable warrants.
14.	Type of Reporting Person IN
(a) Includes 189,920 shares of common stock issuable upon exercise of warrants at $5.00 per share and 225,000 shares of common stock issuable upon exercise of warrants at $4.25 per share.

Item 1. Name of Issuer.

This Schedule 13D relates to the common stock, $0.001 par value per share (the Common Stock”) of JMG Exploration, Inc., a Nevada corporation (the “Company”). The Company’s principal executive offices are located at Suite 2600, 500 - 4th Avenue S.W., Calgary, Alberta, Canada, T2P 2V6. The Company has 4.8 million shares of common stock outstanding as of November 15, 2005.

 Item 2. Identity and Background.

This Statement is filed on behalf of Fred P. Heller, Trustee Heller 2002 Trust (the “Reporting Person”).

(a)

Fred P. Heller, Trustee Heller 2002 Trust

(b)

2310 Pleasure Drive, Reno Nevada 89509

(c)

Retired

(d)

During the last five years, Mr. Heller has not been convicted in a criminal proceeding.

(e)

During the last five years, Mr. Heller has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person purchased the Common Stock utilizing personal funds.

Item 4. Purpose of Transaction.

Personal investment

Item 5. Interest in Securities of the Issuer.

(a)

Aggregate number of shares beneficially owned: 1,069,358   (22.11%)

(b)

Mr. Heller has sole voting and dispositive power over his 1,069,358 shares.

(c)

Transactions effected during the past sixty days:

DATE	SHARES PURCHASED	AVERAGE PRICE PER SHARE	PURCHASE TOTAL
January 26, 2006	26,858	$ 9.53	256,023
January 27, 2006	53,200	$11.06	588,153
January 30, 2006	4,000	$11.37	45,460
January 31, 2006	2,500	$11.40	28,504
February 1, 2006	1,500	$11.18	16,775
February 3, 2006	6,500	$10.64	69,160
February 7, 2006	24,500	$10.53	257,985
February 21, 2006	27,350	$ 9.41	257,336
February 22, 2006	1,860	$ 9.52	17,707
February 24, 2006	35,000	$ 9.50	332,500
TOTAL	183,268		$ 1,869,603

Item 6. Contracts, Arrangements, Understandings or Relationships

None.

Item 7. Material to Be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 28, 2006

/s/ Fred P. Heller

Fred P. Heller,

Trustee Heller 2002 Trust